INVEST IN **JURNY**

A one-stop, AI powered solution taking short term rental operations to the next level



jurny.

jurny.com   Los Angeles CA

LEAD INVESTOR



Gary Abrams

Since the inception of Airbnb, Luca has been at the heart of the industry, gaining unique insights and witnessing its evolution firsthand. Quickly recognizing the rise of new technologies, he saw the opportunity for complete automation in hospitality. From Luca's roots as a property manager, utilizing software he developed for his own enterprise, he realized the market need for world-class software for the industry at large. This was the catalyst for launching Jurny. As one of the pioneers with this vision, Jurny has become a leader in bringing together cutting-edge technologies, including AI, and fusing them into an easy-to-use platform. Luca's visionary approach, industry knowledge, and passionate execution along with market need for robust and fully integrated property management software are the reasons I chose to invest in Jurny.

Invested $100,000 this round

Highlights

1. Backed by several top VC's; Mucker Capital, Okapi VC, Vitalize VC, Singularity Capital, SaaS VC.
2. 5x customer growth in the last 9 months.
3. $2.2M in contracted ARR with 100% user growth in the last month.
4. Onboarding reduced from 44 days to just one click.
5. 3x reduction in burn-rate the past six months while revenue growth continues to accelerate.
6. 2,000+ units currently live on platform.
7. Industry's first one-click sync with Airbnb.
8. Featured in Wall Street Journal, Fortune, Bloomberg, Entrepreneur, Business Insider, & Forbes.

Our Team



Luca Zambello Founder & CEO

Co-founder and CEO of Jurny. Forbes contributor and featured in Entrepreneur, Bloomberg, Business Insider, and other publications.



Vikki Li Chief Financial Officer

Experienced professional with a background in finance and accounting. Strong analytical and problem-solving skills with a demonstrated ability to thrive in fast-paced environments.



Giovanni Moretto Chief Technology Officer

15+ years experience in IT industry, ex-entrepreneur with Metide srl. Developed software for several Fortune 500 companies in Europe, like Vodafone and Ducati.



Svitlana Siklitska Director of Strategic Partnerships

Tech Savvy, with a 7+ years experience working in SaaS Industry in Sales, holding International Master in Marketing Degree. Extremely passionate about the world of technology and hospitality industry.



Lluís Solà VP of Operations

Seasoned executive with more than ten years' experience in the hotel sector, with a focus on SaaS management solutions. A track record in finance, data analysis, and operations management.



Jason Lopez Senior Director of Business Development

Addicted to startups, sales, and hospitality/travel. I love building things - companies, teams, processes, websites, and pretty much anything out of wood!



Alex Canter Board Advisor

CEO of Nextbite, online ordering management system for restaurants, for which he's raised $150m



in venture funds.



Kevin Rohani Board Advisor

Former executive/managing director for leader hotels brands like SBE, Dream Hotel Group and Accor.

Jurny


jurny.
Hospitality Automation Powered by Connectivity & AI

The Short-term rental dilemma


The average Airbnb owner needs up to 12 different solutions to properly automate and manage their short-term rental property.
Time Investment
Time spent sourcing multiple vendors and SaaS solutions.
Time spent keeping track of each individual solution.
Time spent trying to make each solution work with one another.
1
2
3
Cost Investment
Large initiation fees, often into the $1,000s.
Commitment to multiple contracts often lasting over a year, for large recurring fees.
No guaranteed ROI from these solutions.
jurny.

Co-Founded in 2019 by Luca Zambello, Jurny is a cutting-edge technology company dedicated to revolutionizing the hospitality industry by making AI automation property managers across the globe.


Property Owners are left guessing and spending more.
Fragmented market
Too many solutions that don't work with one another.
High barrier to entry
Weeks of onbordings & a high ticket price for each solution.
Impossible to manage
Dozens of different dashboards and systems.
Hostfully
Guesty
+579
rentals united
BookingPal
+242
MINUT
+129
TurnoverBnB
breezeway
+116
Accounting Software
TESSA
sage
+109
operto
PointCentral
+82
PriceLabs
Wheelhouse
+262
Birdeye
broadly
+407
autohost
safely
+50
stay
DACK
+135
jurny.

Before Jurny, we managed a hospitality company responsible for over 300 units across five major US cities.

We know first hand the problems, challenges and inefficiencies property managers face.

Way to many solutions and problems with multiple integrations create headaches for property managers. These problems include multiple onboarding sessions and high costs associated with each product with no centralized dashboard for keeping track of them.


> 75% of vacation property hosts don't have a solution that works.
jurny.

https://ipropertymanagement.com/research/vacation-rental-industry-statistics

With the vacation rental market continuing to grow with both private citizens and businesses listing properties, it was clear consumers needed an easier product that would allow them to list, manage, and automate multiple properties from wherever, whenever.

Introducing Jurny OS

The first one-click, end-to-end property management system powered by industry leading AI.


Introducing Jurny OS!
One-dashboard
Industry leading tools
Automated
AI powered Tools
JurnyOS
Instant IOT
Connectivity
Centralized experience
for your Guests
jurny.

Jurny provides users with an AI-powered PMS (Property Management System) that effortlessly automates short-term stays for hosts and property managers. Now, with Jurny OS, users can integrate and effortlessly manage software for bookings, cleanings, reviews management, customer service, dynamic pricing, and more -- all in one dashboard.

Through IoT connections, hosts can also control the smart devices within all of their units (locks, thermostats, etc.) and create automations for them.

And with our direct, in-depth integration with Airbnb, hosts can manage all aspects of their Airbnb listings from within the PMS, including messaging, reservations, availability, pricing, reviews, alterations, and seasonal discounts. Not only can hosts do everything for their Airbnbs on our PMS, they can also automate many of those aspects with our AI tool, NIA.


Jurny Product Demo
Wefunder
03:02
vimeo


A plug and play solution that works for all rental property owners.
Instead of sourcing multiple vendors for a variety of different functions - the Jurny solution is powered by GPT-4 and AI to solve every challenge property owners & managers face.
Time
Saves >10x the time by automating your property management operations through AI.
Cost
The Jurny solution saves property managers and owners an average of 2.2K per year, per property on software alone.
Jurny reduces cost of labor by $7.4k per year, per property.
Ur Way.
jurny.

Our platform harnesses the power of AI and automation to simplify daily tasks, optimize resources, and streamline operations, ultimately leading to enhanced guest experiences and increased revenue for our clients.

Our traction


Our Traction
Grew 82% in the past 2 quarters and approaching break even!
$2M+ Contracted ARR



200%
Projected annual revenue growth
$2.2M
Annual contracted recurring revenue
5X
Customer Growth (Less than 9 months)
$550K in new contracted ARR
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
jurny.

Future projections cannot be guaranteed. Note: chart is cumulative, and discusses contracted ARR, which differs from the revenue shown in our GAAP financial statements.

With 200% revenue growth, $2.2M annual recurring revenue booked and on track to achieve breakeven, Jurny is just getting started.



We achieved our goal of 1400 units by Q1 2023.
Now, it's time to scale.
Number of live listings on Jurny's platform
MVP Launch
Jurny OS Launch
Jurny OS 2.0 Launch
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
jurny.

Future projections cannot be guaranteed.

Customer love us because Jurny makes their lives better

We moved from Beta (prototype) to our ready-for-market product release in Q3 of 2022. This upgrade created a 10X efficiency in the Jurny customer experience from a time, savings and value perspective.



See our Happy Jurny Clients
jurny.



We're consistently growing in the right direction
3.75X
Units growth
66%
CAC reduction
116%
Improved CAC to LTV ratio
44X
Time reduction to onboard
With the new product launch, onboarding time was reduced from 44 days to one click
99%
Reduction in company resources needed
Now, customers can onboard completely autonomously
2X
AI models improvement
jurny.

Our clients are saving more time and money as a result of our technology/IP innovations and the integration of AI into our product offerings.

Usage of our AI product tool (NIA) increased by 12X over the last 90 days.

Our SaaS billing model is set to take off



Our SaaS Customer Billing Model
Basics
Free
Plus
$29
Pro
$69
Enterprise
Custom


Pro +
6% to 10% of Total Revenue
jurny.

Because our solutions makes property managers' lives easier


Jurny Case Study
At a Glance
Current Challenges
Disparate Tech Stack (avg. 2-4 solutions)
Costly Expensive ($40+ per property/unit)
Lengthy Onboarding (~12 weeks)
Outperformed by Professional Hosts (capturing less bookings)
Low Business Impact (Current solutions don't solve the problem, they ARE the problem)
Jurny Solutions
Unified Tech Stack
Free
One-Click Onboarding
Level Playing Field
High Business Impact
OBJECTIVES
SOLUTIONS
Unified Tech Stack
The average Professional Host has 3-4 vendors in their tech stack. This creates disparate systems where data is siloed in different areas. Jurny's breaks the mold.
Free
No risk with zero upfront cost, no commitment, and FREE to use, removing the barriers to entry for hosts of all sizes.
One-Click Onboarding
The average onboarding takes 12 weeks. With Jurny's one-click onboarding, hosts can start seeing value in minutes not months.
Level Playing Field
High Business Impact
jurny.

We've already proven we can acquire customers profitably


Customer Acquisition Strategy
PLG
Free PMS
Demand Generation
Activation, Expansion, Renewals
Partnerships
Unique Approach
Close Partnerships
Co-Marketing
Mutual Referral Pipeline
Top-Down
Elite sales team
Targeted/Enterprise Accounts
Account Based Marketing (ABM)
Inbound & Outbound
Customer Value and LTV
ACV - $8,300
LTV - $17,800
jurny.

And we've shown the world how Jurny removes all barriers to entry

Jurny 2.0 vs Top Competitors

	jurny.	Guesty	Hostfully	Hostaway	TRACK
Onboarding Time	Immediate / Self onboarding	Weeks / staff needed to onboard	Weeks / staff needed to onboard	Weeks / staff needed to onboard	Weeks / staff needed to onboard
Embedded All-In One Dashboard 3rd Party Systems	Yes	No Weeks / staff needed for each solution	No Weeks / staff needed for each solution	No Weeks / staff needed for each solution	No Weeks / staff needed for each solution
Native Access Control System and IOT Hub	Yes	No	No	No	No
GPT4 AI Assistant	Yes	No	No	No	No
Starting Monthly Cost	Free	$250+	$109+	$100+	$1,000+
Onboarding Fee	Free	$1,400	$500	$400	$1,200*
Value for Cost	Very High	Medium	Good	Good	Low

jurny.

Jurny stands out from the crowd by removing all barriers to entry with our one-click onboarding, all-in-one dashboard for 3rd party systems, IoT Hub, GPT-4 AI assistant, and our FREE starting monthly cost. Positioning Jurny as a unique solution with a unmatched competitive advantage.


Product Roadmap
MVP (Q1 2019)
JurnyOS 2.0 (Q2 2023)
Seam (Q2 2023)
Turno (Q3 2023)
JurnyOS 1.0 (Q3 2022)
Nia (Q2 2023)
Vrbo (Q3 2023)
Booking.com (Q4 2023)


jurny.

Since the launch of our MVP in 2019, we've quickly grown to include integrations with Airbnb and GPT-4 to make the user experience even more seamless. In the coming year, we plan to improve our AI accuracy and deepen our integrations with Seam, Vrbo, Turno and Booking.com.

And the world is taking notice


Press
Jurny was featured as a leader in major publications such as Bloomberg, Forbes, Yahoo Finance, Entrepreneur and Skift.
jurny.

We've been featured in major publications such as Bloomberg, Forbes, WSJ, Entrepreneur, Business Insider, Skift and Yahoo Finance for our inspired use of AI within hospitality tech.

The Jurny Team


The Team
Luca Zambello
Vikki Li
Giovanni Moretto
Lluís Solà
Jason Lopez
Svitlana Skliitska
Kevin Rohani
Board Advisor
Alex Canter
Board Advisor
Executives and Managers coming from industry leading companies
jurny.

Our expert team's combined experience across big-tech and major hospitality companies perfectly primes us with the relevant knowledge and expertise to develop and scale Jurny's offerings.

Why Invest in Jurny?


Jurny has raised over $13m from leading VCs
Okapi VC
SaaS VC
Vitalize VC
Singularity Capital
jurny.

We are immensely proud to acknowledge that several of our investors are also Jurny users. It's this user community, intertwined with the retail investment sector, that has truly propelled us to our current position. Without our customers' enduring support, Jurny's success would remain a distant dream.

In recognition of this invaluable contribution, we are excited to offer our customers an opportunity to participate in our growth. We believe in creating a win-win situation, where you, our customers, can share in our success.

In line with this commitment, we're offering the same investment terms to our customers that our VCs have enjoyed in this round. We firmly believe that every investor, regardless of their background, should have access to the same

opportunities as VCs and professional angels.

This is more than just an investment opportunity; it's our chance to continue crafting our vision collectively. Join us on this journey, share in our growth, and let's redefine success together.


Investor testimonial
John Waller
Partner at Okapi Venture Capital
"Being an investor in Jurny from the start, it's been exciting to see them evolve into a key player in the hospitality sector. Their forward-thinking approach and dedication to innovation are positioning Jurny as a leader in this technology-driven transformation.
We are proud to support Jurny's mission and eagerly anticipate their continued success in reshaping the hospitality landscape."
jurny.


Investor testimonial
Gale Wilkinson
Managing Partner at VITALIZE
"VITALIZE Venture Capital participated in Jurny's pre-seed round in 2019 and have been close with the founder Luca as he built what is an amazing product to solve short-term rental & hotel guest operations.
We subsequently followed on in the company's 2021 round and continue to be bullish on the team, the market, and the product. The company has recently hit the $2M ARR milestone and is poised now for strong growth. We look forward to continue to support Jurny as they work to become one of the key technology products within property and guest management."
jurny.

Join us, as Jurny grows and becomes the gold standard AI-based technology for property managers


Use of proceeds
70%
Growth
• Increase our outreach strategies
• Triple our digital marketing spend
• Launch an influencer campaign + digital promotion of UGC
• Push of the freemium product
• Increase awareness
70%
30%
30%
Product development
• Continue roadmap development
• Improve existing product and UI/UX based on customers feedback
• Assist and support special customers needs
• Develop new partnerships and integrations to ensure our product remains the most relevant
jurny.

We're raising money to accelerate our growth and continue with our product development. As our technology evolves, we are able to continuously reduce our operational costs, allowing us to increase our profit margin and offer a better product.

We also plan to greatly increase our marketing and outreach strategies, while simultaneously continuing to develop the features on our roadmap, so that we can build Jurny into the ultimate one-stop-destination for hosts and hotels.


jurny
INVEST
TODAY!